Exhibit 99.1

Organigram to Enter the United Kingdom with Agreement to Supply Medical Cannabis to 4C LABS

  Organigram to supply 4C LABS with high-quality Medical Cannabis for distribution to UK Medical Cannabis patients
  Organigram chosen by 4C LABS to be the preferred supplier of Medical Cannabis flower to deliver innovative new products to the UK market
  First year of the agreement expected to reach approximately 600 kilograms of high margin Medical Cannabis flower, with increasing targets in the following 2 years
  Organigram to grant limited strain exclusivity for cultivars distributed by 4C LABS
  Organigram now has international supply agreements in place with Israel, Australia, Germany, and the United Kingdom, reflecting Organigram’s strategy to expand beyond Canada into international markets including Europe and the UK

TORONTO--(BUSINESS WIRE)--August 15, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, is pleased to announce today that it has expanded its global footprint by entering into a supply agreement (“the Agreement”) to provide dried Medical Cannabis flower to 4C LABS, a rapidly scaling healthcare, technology, and pharmaceutical company focused on virtual prescribing, pharmaceutical distribution, and clinical development of cannabis-based products for human health in the United Kingdom.

Under the terms of the Agreement, the Company expects to supply approximately 600 kilograms of high-quality, indoor-grown dried flower product to 4C LABS within the first year of the Agreement, and grant 4C LABS strain exclusivity within the geographical boundaries of the United Kingdom & Channel Islands for as long as minimum purchase commitments are satisfied.

“Medical Cannabis has been legal in the UK since 2018. However, due to significant energy cost premiums compared to Canada, access to consistent, high-quality products in this market is limited, making importing Medical Cannabis an attractive option for this growing market,” says Beena Goldenberg, Chief Executive Officer of Organigram. “We are excited to partner with 4C LABS to increase access to Medical Cannabis for UK Medical Cannabis patients."

“4C LABS is focused on delivering a value proposition to UK patients, 4C LABS provides top quality products, industry leading pricing, best in class customer service and a robust supply chain," says Greg Dobbin, Chief Executive Officer of 4C LABS. “We are excited to bring Organigram products to the UK & Channel Islands.”

Activities under the Agreement are subject to compliance with all applicable laws, including receipt from time to time of all requisite approvals from Health Canada, the UK Medicines and Healthcare Products Regulatory Agency, and any other applicable regulatory authorities.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

About 4C Labs

4C LABS is a healthcare, technology and pharmaceutical company focused on virtual prescribing, pharmaceutical distribution and clinical development in cannabis based medicinal products (CBMP’s) for human health. 4C LABS is committed to advancing scientific research, as well as enabling the regulation, distribution and prescribing of CBPM's in the UK and Channel Islands. Its work with leading scientists, specialist physicians and pharmacists is underpinned with disruptive technologies that are driving an approach to treatment that prioritizes patients and evidence over stigma. 4C LABS works closely with Drug Science, the Cannabis Industry Council (CIC), The Medicines and Healthcare Products Regulatory Agency (MHRA) and the Care Quality Commission (CQC) to catalyze safe, regulated change in the medical landscape. 4C LABS is fully licensed in the UK with MS WDA, Schedule 1 Narcotics and Production licenses.

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and ability to meet minimum purchase commitments and targets and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. This news release contains information concerning the cannabis industry and the markets in which the Company operates, including market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For media enquiries:
Megan McCrae
Senior Vice-President of Marketing and Communications
megan.mccrae@organigram.ca

For investor enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca